------------------------------------
                                                         OMB APPROVAL
                                            ------------------------------------
                                            OMB Number:                3235-0145
                                            Expires:            October 31, 2002
                                            Estimated average burden
                                              hours to perform............ 14.90
                                            ------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.__)


                                 Amedisys, Inc.
                         ------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)


                                   02 3436108
                                 --------------
                                 (CUSIP Number)


                              Dr. Urs Lustenberger
                            Wyler Lustenberger Glaus
                              Sempacherstrasse 15
                           CH-8032 Zurich Switzerland
                                 41-1-387-1901
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 3, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                           -----------------
CUSIP NO. 02 3436108              SCHEDULE 13D                 Page 2 of 4 Pages
--------------------                                           -----------------


1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY)

    Terra Healthy Living, Ltd.
    None
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [ ]
                                                                         (b) [ ]
    ----------------------------------------------------------------------------
3   SEC USE ONLY

    ----------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Terra Healthy Living, Ltd.     WC
    ----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

    ----------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
    ----------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     1,465,367
     NUMBER OF       -----------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        -----------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       1,465,367
      PERSON         -----------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     -----------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,465,367
    ----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                       [ ]


    ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Row (11) represents 21.27% of the issued and outstanding shares of the Issuer, assuming conversion of outstanding Series A Convertible Preferred Stock, as of March 31, 2001 (the latest date for which the number of securities outstanding is publicly available). The Reporting Person beneficially owned 22.55% of the issued and outstanding shares of the Issuer, assuming conversion of outstanding Series A Convertible Preferred Stock, as of March 3, 1998 (the date of the event requiring this Schedule
    13D).

    ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    CO
    ----------------------------------------------------------------------------

--------------------                                           -----------------
CUSIP NO. 02 3436108              SCHEDULE 13D                 Page 3 of 4 Pages
--------------------                                           -----------------


ITEM 1. SECURITY AND ISSUER

     The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.001 (the "Common Stock"), of Amedisys, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 11100 Mead Road, Suite 300, Baton Rouge, LA 70816.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The names of the persons filing this statement are Terra Healthy Living, Ltd. ("Terra Healthy"), Dr. Urs Lustenberger and Peter J. Workum. Dr. Lustenberger and Mr. Workum are the directors of Terra Listed Limited, a Guernsey company. Terra Healthy is in the process of transferring its assets to Terra Listed Limited.

     (b) The principal business address of Terra Healthy is 2/3 Rue du Pre, St. Peter Port, Guernsey, Channel Islands GY1 3NS. The principal business address of Dr. Lustenberger is c/o Wyler, Lustenberger & Glaus, Sempacherstrasse 15, CH-8032, Zurich, Switzerland. The principal business address of Mr. Workum is c/o Proprietary Industries, Inc., 603 7th Ave., S.W., Suite 500, Calgary, Alberta T2P 2T5 Canada.

     (c) The principal business of Terra Healthy is investments. Dr. Lustenberger is a partner at Wyler, Lustenberger & Glaus, a law firm based in Zurich which specializes in financial law, venture capital, new economy enterprise and representation of foreign business enterprises in Switzerland. Mr. Workum is the President of Proprietary Industries, Inc., a diversified Canadian corporation which owns and manages a portfolio of financial, natural resource and real estate assets.

     (d) During the last five years, none of Terra Healthy, Dr. Lustenberger or Mr. Workum has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of Terra Healthy, Dr. Lustenberger or Mr. Workum were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  Terra  Healthy  was  formed  in  the  British  Virgin   Islands.   Dr.
          Lustenberger is a citizen of Switzerland, and Mr. Workum is a Canadian Citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person acquired an aggregate of 350,000 shares of Series A Convertible Preferred Stock (the "Series A Stock") in the Issuer at a price of $10.00 per share in two private placements using working capital. At the time of the acquisition of the Series A Stock, the Reporting Person also owned 298,700 shares of the Common Stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person holds the Common Stock to which this Statement relates for purposes of investment, and has no present intention to change management or effect any of the transactions enumerated in this item, but reserves the right to do so in the future.

--------------------                                           -----------------
CUSIP NO. 02 3436108              SCHEDULE 13D                 Page 4 of 4 Pages
--------------------                                           -----------------


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) In the aggregate, the Reporting Person has acquired 1,465,367 shares of Common Stock (including 1,116,667 shares which are currently issuable upon conversion of the 350,000 shares of Series A Stock held by the Reporting Person). This amount represents 21.27% of the issued and outstanding shares of the Issuer, assuming conversion of outstanding Series A Stock, as of March 31, 2001 (the latest date for which the number of securities outstanding is publicly available). The Reporting Person beneficially owned 22.55% of the issued and outstanding shares of the Issuer, assuming conversion of outstanding Series A Stock, as of March 3, 1998 (the date of the event requiring this Schedule 13D).

     (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,465,367 shares of Common Stock.

     (c)  None.

     (d)  None.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Power of Attorney (incorporated herein by reference to the Form 3, Initial Statement of Beneficial Ownership of Securities, of Terra Healthy filed July 24,
2001).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Terra Healthy Living, Ltd.

July 25, 2001                             By: /s/ Michele A. Hughes
-----------------------                       ----------------------------------
Date                                          Michele A. Hughes
                                              Attorney-in-Fact